Filed Pursuant to Rule 424(b)(4)
Registration No. 333-187034

Prospectus Supplement to Prospectus dated March 4, 2013.

17,489,233 Shares

MRC Global Inc.

Common Stock

All of the shares of common stock in the offering are being sold by the selling stockholders identified in this prospectus supplement. MRC Global Inc. will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

The common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “MRC”. The last reported sale price of the common stock on November 6, 2013 was $30.59 per share.

See “Risk Factors” on page S-17 of this prospectus supplement and page 2 of the accompanying prospectus to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$28.90	$505,438,833.70
Underwriting discount	$0.45	$7,870,154.85
Proceeds, before expenses, to the selling stockholders	$28.45	$497,568,678.85

The underwriter expects to deliver the shares against payment in New York, New York on November 13, 2013.

Barclays

Prospectus Supplement dated November 7, 2013.

Prospectus Supplement

We and the selling stockholders have not, and the underwriter has not, authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectuses we have prepared. We, the selling stockholders and the underwriter take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement and the accompanying prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

In this prospectus supplement, (i) “the Company”, “MRC”, “we”, “us” and “our” refer to MRC Global Inc. and its consolidated subsidiaries, and (ii) “the selling stockholders” refers, collectively, to the selling stockholders named in this prospectus supplement under the caption, “Selling Stockholders.”

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus before deciding to invest in our common stock.

To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus, on the other hand, you should rely on the information in this prospectus supplement. You should also read and consider the additional information under the captions “Incorporation by Reference” and “Where You Can Find More Information” in this prospectus supplement.

We and the selling stockholders have not, and the underwriter has not, authorized any other person to provide you with information other than that contained or incorporated by reference in this prospectus supplement, in the accompanying prospectus and in any free writing prospectus with respect to this offering filed by us with the Securities and Exchange Commission (the “SEC”). We, the selling stockholders and the underwriter take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any free writing prospectus with respect to the offering filed by us with the SEC and the documents incorporated by reference herein and therein is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

The underwriter is offering to sell, and is seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of our common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of our common stock and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

S-ii

SUMMARY

This summary highlights information about this prospectus supplement and may not contain all of the information that may be important to you. You should read the following summary together with the more detailed information appearing elsewhere in this prospectus supplement and accompanying prospectus, as well as the financial statements and related notes thereto and other information included in or incorporated by reference in this prospectus supplement and accompanying prospectus.

Business Overview

We are the largest global industrial distributor of pipe, valves and fittings (“PVF”) and related products and services to the energy industry based on sales and hold a leading position in our industry across each of the upstream (exploration, production and extraction of underground oil and natural gas), midstream (gathering and transmission of oil and natural gas, natural gas utilities and the storage and distribution of oil and natural gas) and downstream (crude oil refining, petrochemical processing and general industrials) sectors. We offer more than 175,000 stock keeping units (“SKUs”), including an extensive array of PVF, oilfield supply, automation, instrumentation and other general and specialty industry supply products from our over 18,000 suppliers. We operate in three segments consisting of our U.S., Canadian, and International operations. Through our U.S., Canadian and International segments, we serve our more than 18,000 customers through over 400 service locations throughout North America, Europe, Asia and Australasia. We are diversified by geography, the industry sectors we serve and the products we sell.

Our PVF and oilfield supplies are used in mission critical process applications that require us to provide a high degree of product knowledge, technical expertise and comprehensive value added services to our customers. We seek to provide best-in-class service and a one-stop shop for our customers by satisfying the most complex, multi-site needs of many of the largest companies in the energy and industrial sectors as their primary PVF supplier. We provide services such as product testing, manufacturer assessments, multiple daily deliveries, volume purchasing, inventory and zone store management and warehousing, technical support, just-in-time delivery, truck stocking, order consolidation, product tagging and system interfaces customized to customer and supplier specifications for tracking and replenishing inventory, which we believe result in deeply integrated customer relationships. We believe the critical role we play in our customers’ supply chain, together with our extensive product offering, broad global presence, customer-linked scalable information systems and efficient distribution capabilities, serve to solidify our long-standing customer relationships and drive our growth. As a result, we have an average relationship of over 20 years with our largest 25 customers.

We have benefited historically from several growth trends within the energy industry, including high levels of customer expansion and maintenance expenditures. We believe that growth in PVF and industrial supply spending within the energy industry is likely to continue. Several factors have driven the long-term growth in spending, including underinvestment in North American energy infrastructure, production and capacity constraints, and market expectations of future improvements in the oil, natural gas, refined products, petrochemical and other industrial sectors. In addition, the products we distribute are often used in extreme operating environments, leading to the need for a regular replacement cycle. Approximately 70% of our 2012 sales were attributable to multi-year maintenance, repair and operations (“MRO”) arrangements. Our average annual retention rate for these contracts since 2000 is 95%. We consider MRO arrangements to be normal, generally repetitive business that primarily addresses the recurring maintenance, repair or operational work to existing energy infrastructure. Project activities, including facility expansions, exploration or new construction projects, are more commonly associated with a customer’s capital expenditures budget. Such projects can be more sensitive to global oil and natural gas prices and general economic conditions. We mitigate our exposure to price volatility by limiting the length of any price-protected contracts, and as pricing continues to rebound, we believe that we have the ability to pass price increases on to the marketplace.

We distribute products globally, including in PVF intensive, rapidly expanding oil and natural gas exploration and production (“E&P”) areas such as the Bakken, Barnett, Eagle Ford, Fayetteville, Haynesville, Marcellus, Niobrara, Utica and Permian Basin shales and related plays in North America. Furthermore, our Canadian subsidiary, MRC Canada ULC (“MRC Canada”), one of the two largest Canadian PVF distributors based on sales, provides PVF products to oil and natural gas companies operating primarily in Western Canada, including the Western Canadian Sedimentary Basin, Alberta Oil Sands and heavy oil regions. These regions are still in the early stages of infrastructure investment with numerous companies seeking to facilitate the long-term harvesting of difficult to extract and process crude oil. Beyond North America, our acquisitions of Transmark Fcx Group BV (together with its subsidiaries, “MRC Transmark”), Stainless Pipe and Fittings Australia Pty Ltd. (“MRC SPF”) and the piping systems division of OneSteel Ltd. (“MRC PSA”) have provided us with a well-established and integrated platform for international growth and further positioned us to be the leading global PVF distributor to the energy industry. The following map illustrates our global presence:

MRC Locations – 44+ Countries* & 400+ Locations

Angola	Ecuador	Malaysia	Singapore
Aruba	Equatorial Guinea	Mexico	South Africa
Australia	Finland	Netherlands	South Korea
Austria	France	New Zealand	Spain
Belgium	Germany	Nigeria	Sweden
Brunei	India	Norway	Thailand
Cameroon	Indonesia	Pakistan	Trinidad
Canada	Iraq	Peru	Turkey
China	Italy	Poland	United Arab Emirates
Colombia	Kazakhstan	Russia	United Kingdom
Denmark	Kuwait	Saudi Arabia	United States

*	Branch operations and significant direct export sales

Our business is characterized by diversity in the industry sectors and regions we serve and in the products we supply. The following charts summarize our revenue by sector, geography and product, across our U.S., Canadian and International segments, for the nine months ended September 30, 2013:

Due to the demanding operating conditions in the energy industry, high costs and safety risks associated with equipment failure, customers prefer highly reliable products and vendors with established qualifications, reputation and experience. As our PVF products typically are mission critical yet represent a fraction of the total cost of the project, our customers often place a premium on service and high reliability given the high cost to them of maintenance or project delays. Our products are typically used in high-volume, high-stress and abrasive applications or in high-pressure, extreme temperature and high-corrosion applications.

With over 400 global service locations servicing the energy and industrial sectors, we are an important link between our more than 18,000 customers and our more than 18,000 suppliers. We add value to our customers and suppliers in a number of ways:

•

Broad Product Offering and High Customer Service Levels:    The breadth and depth of our product offering enables us to provide a high level of service to our energy and industrial customers. Given our global inventory coverage and branch network, we are able to fulfill orders more quickly, including orders for less common and specialty items, and provide our customers with a greater array of value added services than if we operated on a smaller scale or only at a local or regional level. These value added services include multiple daily deliveries, volume purchasing, product testing, manufacturer assessments, inventory management and warehousing, technical support, just-in-time delivery, order consolidation, product tagging and tracking and system interfaces customized to customer and supplier specifications.

•

Approved Manufacturer List (“AML”) Services:    Our customers rely on us to provide a high level of quality control for their PVF products. We do this by regularly auditing many of our suppliers for quality assurance through our Supplier Registration Process (“SRP”). We use our resulting Approved Supplier List (the “MRC ASL”) to supply products across many of the industries we support, particularly for downstream and midstream customers. Increasingly, many of our customers rely on the MRC ASL and our AML services to help devise and maintain their own approved manufacturer listings.

•

Customized and Integrated Service Offering:    We offer our customers integrated supply services, including product procurement, quality assurance, physical warehousing and inventory management and analysis, using our proprietary information technology (“IT”) platform. This is part of an overall strategy to provide a “one stop” solution for PVF purchases across the upstream-midstream-downstream spectrum through integrated supply agreements and MRO contracts. This enables our customers to focus on their core operations, generate cost savings and increase the overall efficiency of their businesses.

Competitive Strengths

Global Market Leader with Worldwide Branch Network and Significant Scale.    We are the leading global industrial distributor of PVF and related products to the energy industry based on sales. The benefits of our size and international presence include:

•	the ability to act as a single-source supplier to large, multi-national customers operating across the various segments of the global energy industry;

•	the ability to commit significant financial resources to further develop and invest in our operating infrastructure and provide a strong platform for future expansion;

•	the ability to secure improved access, service and volume purchasing benefits from our suppliers; and

•	the ability to leverage our global inventory coverage to provide greater overall breadth and depth of product offerings.

Proven Track Record of Successfully Identifying, Executing and Integrating Acquisitions.    We have demonstrated our ability to successfully integrate acquired companies in 30 acquisitions since 2000, collectively representing approximately $2.0 billion in sales in the respective years of acquisition, including 10 acquisitions since 2008 (which collectively had approximately $1.1 billion of revenue in the respective years of acquisition), in addition to the business combination between McJunkin Corporation and Red Man Pipe & Supply Co. (“Red Man”) in October 2007 (which had approximately $2 billion of revenue in the year of merger). The most recent 9 acquisitions and the revenue amounts for the respective years of acquisition are:

•	LaBarge Pipe & Steel Company (revenue: $233 million), a distributor of carbon steel pipe to the North American midstream sector that significantly expanded our line pipe capability, in October 2008;

•	MRC Transmark (revenue: $346 million), a leading distributor of valves and flow control products in Europe, Southeast Asia and Australasia, in October 2009;

•

South Texas Supply Co. (revenue: $9 million) and Dresser Oil Tools & Supply ($13 million), which expanded our footprint in the Eagle Ford and Bakken shale regions, in May and August 2010, respectively;

•

MRC SPF (revenue: $91 million), a distributor of stainless steel piping products through its seven locations across Australia as well as Korea, the United Kingdom and the United Arab Emirates, in June 2011;

•

The Valve Systems and Controls business unit of Curtis-Wright Flow Control Corporation (revenue: $13 million), which strengthened our overall valve capabilities in the Gulf Coast of the U.S., in July 2011;

•	OneSteel Piping Systems, now known as MRC Piping Systems Australia (revenue: $174 million), a PVF distributor, which expanded our footprint in Australia, in March 2012;

•	Chaparral Supply LLC (revenue: $71 million), which provided us support in the Mississippian Lime formation in Oklahoma and Kansas, in June 2012;

•

Production Specialty Services, Inc. (revenue: $127 million), a regional PVF distributor with 17 locations within the Permian Basin and Eagle Ford shale regions of Texas and New Mexico, in December 2012; and

•

Dan H. Brown Inc. D/B/A Flow Control Products (revenue: $28 million in 2012, the most recent completed fiscal year), a leading provider of value automation packages to the Permian Basin region, in June 2013.

Our operating scale and integration capabilities have also enabled us to realize important synergies, while minimizing execution risk. All of our North American acquisitions have been integrated onto a single IT platform, which facilitates more efficient pricing, sourcing and inventory management.

High Level of Integration and MRO Contracts with a Global Energy Customer Base.    We have a diversified global customer base with over 18,000 active customers. We serve as the sole or primary supplier in all sectors or in specified sectors or geographies for many of our customers. Our largest 25 customers, with whom we have had relationships for more than 20 years on average, accounted for approximately half of our sales for 2012, while no single customer accounted for more than 7% of our sales during that period. We enjoy fully integrated relationships, including interconnected technology systems and daily communication, with many of our customers, and we provide an extensive range of integrated and outsourced supply services, allowing us to market a “total transaction value” concept as opposed to individual product prices. We sell products to our major customers through multi-year MRO contracts, which are typically renegotiated every three to five years. Although there are typically no guaranteed minimum purchase amounts under these contracts, these MRO customers, representing approximately 70% of our 2012 sales with an average annual retention rate of over 95% since 2000, provide a relatively stable revenue stream and help mitigate the effect of industry downturns on our business.

Business and Geographic Diversification in High-Growth Areas.    We are well diversified across the upstream, midstream and downstream operations of the energy industry, as well as through our participation in selected industrial sectors. This diversification affords us some measure of protection in the event of a downturn in any one sector while providing us the ability to offer a “one stop” solution for our integrated energy customers. In North America, our more than 189 branch locations are located near major hydrocarbon and refining regions, including rapidly expanding oil and natural gas E&P areas, such as the Bakken, Barnett, Eagle Ford, Fayetteville, Haynesville, Marcellus, Niobrara, Utica and Permian Basin shales and related plays. In these non-conventional shale areas, a typical well can produce three to five times the revenue for us than a conventional well due to the greater length and the higher quality of pipe and related PVF products we furnish. In our International operating segment, we have a network of over 49 branch locations throughout Europe, Asia and Australasia in close proximity to major projects in liquefied natural gas (“LNG”), mining and mineral processing and other high-growth energy and infrastructure development areas.

Strategic Supplier Relationships.    We have extensive relationships with our suppliers and have key supplier relationships dating back in certain instances over 60 years. Approximately 45% of our total purchases for the year ended December 31, 2012 were from our largest 25 suppliers. We believe our customers view us as an industry leader in part due to the formal processes we use to evaluate vendor performance and product quality. We employ individuals who specialize in conducting manufacturer assessments both domestically and internationally and who are certified by the International Registry of Certificated Auditors. Our Supplier Registration Process, which allows us to maintain the MRC ASL, serves as a significant strategic advantage to us in developing, maintaining and institutionalizing key supplier relationships. For our suppliers, inclusion on the MRC ASL represents an opportunity for them to increase their product sales to our customers. The SRP also adds value to our customers, as they collaborate with us regarding specific manufacturer performance, our past experiences with products and the results of our on-site manufacturer assessments.

IT Platform Focused on Customer Service.    Our proprietary, integrated, scalable, customer-linked and highly customized information systems support our business. A wide area network links these systems and our approximately 4,700 employees. We operate a single information and operating system (“SIMS”) for all of our North American locations and separate SAP and Oracle-based systems for our other international locations (other than those we have recently acquired). This enables real-time access to our business resources, including customer order processing, purchasing and material requests, distribution requirements planning, warehousing and receiving, inventory control and accounting and financial functions. In 2012, we had over 1.6 million electronic data interchange customer transactions (including purchase orders, advance ship notices, electronic funds transfer and internet ordering), compared to less than 700,000 in 2000. We have over 4 million customer part numbers cross referenced and integrated into MRC’s IT systems. Significant elements of our systems include firm-wide pricing controls, resulting in disciplined pricing strategies, advanced scanning and customized bar-coding capabilities, allowing for efficient warehousing activities at customer as well as our own locations, and significant levels of customer-specific integrations. We believe that the customized integration of our customers’ systems into our own information systems has increased customer retention by reducing our customers’ expenses, resulting in switching costs when our customers compare us to alternative sources of supply. Typically, smaller regional and local competitors do not have IT capabilities that are as advanced as ours, which we believe further differentiates us from our competition.

Highly Efficient, Flexible Operating Structure Drives Significant Free Cash Flow Generation.    We place a particular emphasis on practicing financial discipline as evidenced by our strong focus on return on net assets, minimal maintenance capital expenditures and high free cash flow generation. Our disciplined cost control, coupled with our active asset management strategies and IT and services capabilities, result in a business model exhibiting a high degree of operating leverage. As is typical with the flexibility associated with a distribution operating model, our variable cost base includes substantially all of our cost of goods sold and a large portion of our operating costs. Furthermore, our total capital expenditures were approximately 0.5% of our sales for the year ended December 31, 2012. This cost structure allows us to adjust effectively to changing industry dynamics.

Experienced and Motivated Management Team.    Our executive management team averages approximately 30 years of experience in the oilfield and industrial supply business, the majority of which has been with MRC or its predecessors. As of November 1, 2013, our executive and senior management owned approximately 3% of our Company.

Our Strategy

Our goal is to grow our market position as the largest global industrial distributor of PVF and related products to the energy industry.

Increase Market Share Organically and Grow Business with Current Customers.    We are committed to expanding existing deep relationships with our current customer base while concurrently striving to secure new customers. To accomplish this, we are focused on providing a global “one stop” PVF procurement solution across the upstream, midstream and downstream sectors of the energy industry, maximizing bundling opportunities by leveraging our extensive product offering and increasing our penetration of existing customers’ new multi-year projects. Since 2000, we have retained in excess of 95% of our MRO contracts.

The migration of existing customer relationships to sole or primary sourcing arrangements is a core strategic focus. We seek to position ourselves as the sole or primary provider of a broad complement of PVF products and services for a particular customer, often by sector or region, or in certain instances across all of a customer’s global upstream, midstream and downstream operations. Several of our largest customers have recently switched to sole or primary sourcing contracts with us. Additionally, we believe that other significant opportunities exist to expand our deep customer and supplier relationships and thereby increase our market share. There is also a significant opportunity to extend our current North American MRO contracts internationally as well as bundle certain products, most notably pipe, flanges, fittings and other products (“PFF”), into MRC Transmark’s existing customer base, branch network and more valve-focused product platform.

We also aim to increase our penetration of our existing customers’ new projects. For example, while we often provide nearly 100% of the PVF products for certain customers under MRO contracts, increased penetration of those customers’ new downstream and midstream projects remains a strategic priority.

Increase Recurring Revenues through Integrated Supply and MRO Contracts.    We have entered into, and continue to pursue, integrated supply and MRO contracts with certain of our customers. Under these arrangements, we are typically the sole or primary source provider of the upstream, midstream or downstream requirements of our customers. In certain instances, we are the sole or primary source provider for our customers across all the energy sectors or North American geographies within which the customer operates. We will seek to extend these contracts internationally.

In May 2012, we were awarded a five year global Enterprise Framework Agreement with Shell for the distribution of valves and automation services for their upstream, midstream and downstream project and MRO requirements in North America, Europe, Australia, the Middle East and Africa. The agreement also covers carbon steel, stainless and alloy pipe, fittings and flanges in the United States as well as stainless steel and alloy pipe, fittings and flanges in Canada.

In addition, our customers have, over time, increasingly moved toward centralized PVF procurement management at the corporate level rather than at individual local units. These developments are partly due to significant consolidation among our customer base. Sole or primary sourcing arrangements allow customers to focus on their core operations and provide economic benefits by generating immediate savings for the customer through administrative cost and working capital reductions, while providing for increased volumes, more stable revenue streams and longer term visibility for us. We believe we are well positioned to obtain these arrangements due to our leadership position and technical expertise, geographically diverse branch network, breadth of available product lines, value added services and scale in purchasing and existing deep relationships with customers and suppliers.

We also have both exclusive and non-exclusive MRO contracts in place. Our customers are increasing their capital and operating spending, which is being driven by aging infrastructure, increasing regulatory, safety and environmental requirements, the increased utilization of existing facilities and the decreasing quality of energy feedstocks. Our customers benefit from MRO arrangements through lower inventory investment and the reduction of transaction costs associated with the elimination of the bid submission process, and we benefit from the recurring revenue stream that occurs with an MRO contract in place. We believe there are additional opportunities to utilize MRO arrangements through our “one-stop” PVF solution, both in North America and globally, for servicing the requirements of our customers. We are actively pursuing such opportunities.

Capitalize on Significant Growth in U.S. Shale Activity.    The development of shale oil and gas in the U.S. has been rapid over the past several years. Natural gas is a major source of energy in the U.S., providing about 26% of total U.S. energy in 2011 according to the Department of Energy. Shale gas, as a percentage of total natural gas production, has, in turn, rapidly increased from less than 2% of total U.S. natural gas production in 2001 to 34% in 2012 and is projected to increase to 50% by 2040 according to the EIA. Over the past ten years, technological advances in directional drilling and fracturing technologies have enabled the production of oil and natural gas products in previously underdeveloped U.S. oil and natural gas shale basins. As a result, unconventional E&P activity in shale regions has accelerated significantly and production levels have increased. We believe that PVF expenditures for unconventional shale plays can amount to as much as five times that required for comparable conventional plays and have positioned ourselves to benefit from this increase in unconventional E&P and midstream infrastructure activity by investing in these shale regions.

In addition, we are well positioned to continue to benefit from the more recent marked shift in E&P activity in the U.S. towards oil production. During 2007, approximately 17% of E&P activity in the U.S. consisted of oil drilling and 83% consisted of natural gas drilling. During 2012, approximately 72% of E&P activity in the U.S. consisted of oil drilling and 28% consisted of natural gas drilling. This is the highest percentage of oil drilling in the U.S. in approximately two decades.

Capitalize on Anticipated Midstream MRO Activity.    Our major midstream customers face new safety regulations requiring additional inspection and hydro-testing requirements for U.S. pipelines. On January 3, 2012, the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011 (the “Pipeline Act”) was enacted into law. The Pipeline Act is expected to accelerate PVF testing and replacement as well as require midstream participants to install additional automatic or remote-controlled shut-off valves and excess flow valves in new or replaced transmission pipelines. In addition, approximately 60% of the 178,000 miles of pipeline in the U.S. is over 40 years old. Recent initiatives from several of our major customers suggest a longer term trend towards continued replacement of this aged pipeline infrastructure and related MRO spending. Our acquisition of LaBarge Pipe & Steel Company (“LaBarge”), along with our increased focus and investments in line pipe and its attendant PVF and industrial supply products, uniquely positions us to benefit from increased pipeline replacement and MRO spending in the midstream sector over the next 10 years.

Further Penetrate the Canadian Oil Sands, Particularly the Downstream Sector.    The Canadian Oil Sands region and its attendant downstream sector represent long-term growth areas for our Company. The Canadian Association of Petroleum Producers and Energy Resources Conservation Board estimate that Oil Sands capital expenditures increased by approximately 18% in 2010 to $13 billion and projects that expenditures will increase to approximately $20 billion by 2016, a compound annual growth rate (“CAGR”) of 7.4%, which we believe will generate significant PVF expenditures. While MRC Canada has historically focused on the upstream and midstream sectors in Canada, we believe that a significant opportunity exists to continue to penetrate the Canadian Oil Sands and downstream industries, which include the upgrader, refinery, petrochemical and other industrial processing sectors. Our sales to the Canadian Oil Sands region and downstream sectors increased by 25% to $453 million from 2011 to 2012. Additionally, we believe there is also a significant opportunity to penetrate the Canadian Oil Sands extraction sector involving in-situ recovery methods. We have made targeted inventory and facility investments in Canada, including a 74,000 square foot distribution center located near Edmonton and a 16,000 square foot warehouse near Fort McMurray, to address this opportunity.

Expanding Globally Through Positioning on EPC Projects.    Projects are a growing part of our business and represented approximately 30% of our 2012 sales. In 2012, 15% of our revenue was derived from infrastructure projects through engineering, procurement and construction (“EPC”) firms and 16% was derived from drilling/production projects. These projects can be either brownfield or greenfield in nature, with the latter representing new construction and the former representing projects that are more refurbishment or replacement in scope. Infrastructure projects are an important part of all the sectors we serve but are typically more active in our downstream and midstream sectors. Due to our strong MRO position in these sectors, we are often our customers’ choice for brownfield expansion in these facilities. We are actively looking to increase our participation in new greenfield projects both domestically and internationally by working closely with both end customers and EPC contractors.

Expand into New Geographies and Adjacent Sectors.    We intend to continue to selectively establish new branches to facilitate our expansion into new geographies and enter adjacent sectors where extreme operating environments generate high PVF product replacement rates. We continue to evaluate establishing branches and service and supply centers in select domestic and international regions as well as identifying existing branches for overlap and strategic elimination.

We believe that an attractive opportunity exists to further expand our International operating segment. We continue to actively evaluate opportunities to selectively establish new branches to grow with our existing global customer base or to develop new customer relationships and extend our offering to key international markets, particularly in Asia, Europe, Australasia and the Middle East. The current installed base of energy infrastructure internationally, including the upstream, midstream and downstream sectors, is significantly larger than in North America, and, as a result, we believe represents an attractive long term opportunity for us. Since 2006, when 100% of our revenues were generated in the U.S., we have expanded into Canada, Europe, Asia and Australasia. In the year ended December 31, 2012, approximately 24% of our revenues were generated outside the U.S.

We also believe opportunities exist for expansion into new and under-penetrated sectors where PVF products are used in specialized or highly corrosive applications. These sectors include pulp and paper, waterworks, food and beverage and other general industrial sectors, in addition to other energy sectors such as power generation, mining and mineral processing, solar, LNG, coal, nuclear, ethanol and desalinization facilities.

We continue to explore the possibility of selective acquisitions. In particular, we are actively engaged in considering acquisition opportunities outside of the U.S. Acquisitions we pursue could be material and could require us to raise additional capital to consummate such transactions. We are considering investments that enhance our presence in the energy infrastructure sector and enable us to take advantage of strength in the energy industry in geographic areas outside of the U.S. Nevertheless, we cannot assure you that we will be successful in identifying acquisition opportunities, closing additional acquisitions or successfully integrating acquired entities into our business.

Continued Focus on Operational Efficiency.    We strive for continued operational excellence. Our branch managers, regional management and corporate leadership team continually examine branch profitability, working capital management and return on managed assets and utilize this information to optimize global, regional and local strategies, reduce operating costs and maximize cash flow generation.

To improve efficiencies and profitability, we work to leverage operational best practices, optimize our vendor relationships, purchasing and inventory levels, and source inventory internationally when appropriate. As part of this strategy, we have integrated our purchasing functions into a central procurement function and believe we have developed strong relationships with vendors that value our international footprint, large sales force and volume purchasing capabilities. Because of this, we are often considered the preferred distribution channel.

Recent Developments

Interest rates have continued to decrease since November 2012 when the Company entered into its seven-year $650 million senior secured Term Loan B (the “Term Loan”). Given the current low interest rate environment, the Company is exploring a possible repricing amendment of the Term Loan to take advantage of lower rates. Any such repricing amendment could result in a reduction in the Company’s interest expense as well as a charge during the quarter when such a repricing occurs. We may also seek to increase the size of the Term Loan. Any such repricing or other expansion of the Term Loan would be subject to market conditions, reaching final agreement with lenders, successful syndication and other factors, and there can be no assurance that the Company would successfully consummate any such transaction.

In addition, as we have previously disclosed, if funds affiliated with Goldman, Sachs & Co. beneficially own less than 5,141,547 shares of our common stock (approximately 5% of our shares based on the number of shares currently outstanding), all stock options and restricted stock granted prior to our initial public offering will vest, accelerating the recognition of noncash stock-based compensation. At September 30, 2013, the unrecognized stock-based compensation related to these pre-IPO grants was $6 million. Because we anticipate that these funds affiliated with Goldman, Sachs & Co. will own less than 5,141,547 shares of our common stock following this offering (if this offering is consummated for the amount of shares of common stock set forth on the cover of this prospectus supplement, these funds will cease to own any shares of our common stock), the recognition of this noncash stock-based compensation expense would be recognized during the quarter ending December 31, 2013.

In connection with this offering, we have been informed by Messrs. John F. Daly and Christopher A.S. Crampton that, as a result of the sale by the funds affiliated with Goldman, Sachs & Co. of all of their equity interests in our Company, they intend to resign as directors on our board of directors concurrently with or shortly after the closing of this offering.

Corporate Information

MRC Global Inc. was incorporated in Delaware on November 20, 2006. Our principal executive office is located at 2 Houston Center, 909 Fannin, Suite 3100, Houston, Texas 77010. Our telephone number is (877) 294-7574. Our website address is http://www.mrcglobal.com. Information contained on our website or on other external websites mentioned throughout this prospectus supplement is expressly not incorporated by reference into this prospectus supplement.

The Offering

Issuer	MRC Global Inc.

Common stock offered by the selling stockholders	17,489,233 shares

Common stock outstanding immediately after the offering	101,754,227 shares

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering. See “Use of Proceeds.”

New York Stock Exchange (“NYSE”) symbol	“MRC”

Risk Factors	See “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2012 and “Risk Factors” beginning on page S-17 of this prospectus supplement for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of November 1, 2013 and:

•

excludes 4,019,906 shares of common stock issuable upon the exercise of stock options granted to certain of our employees and directors pursuant to our 2007 Stock Option Plan and our 2011 Omnibus Incentive Plan (of which options for 1,554,669 shares of common stock have vested); and

•	excludes 230,305 shares of non-vested restricted stock awarded to certain of our employees pursuant to our 2007 Restricted Stock Plan and our 2011 Omnibus Incentive Plan.

The data included or incorporated by reference in this prospectus supplement regarding the industrial and oilfield PVF distribution industry, including trends in the market and our position and the position of our competitors within this industry, are based on our estimates, which have been derived from management’s knowledge and experience in the areas in which our business operates, and information obtained from customers, suppliers, trade and business organizations, internal research, publicly available information, industry publications and surveys and other contacts in the areas in which our business operates. We have also cited information compiled by industry publications, governmental agencies and publicly available sources.

Summary Consolidated Financial Information

The summary consolidated financial information presented below under the captions Statement of Operations Data and Other Financial Data for the years ended December 31, 2012, 2011 and 2010, and the summary consolidated financial information presented below under the caption Balance Sheet Data as of December 31, 2012 and December 31, 2011, have been derived from the consolidated financial statements of MRC Global Inc. incorporated by reference in this prospectus supplement that Ernst & Young LLP, our independent registered public accounting firm, has audited. The summary consolidated financial information presented below under the captions Statement of Operations Data and Other Financial Data for the years ended December 31, 2009 and 2008, and the summary consolidated financial information presented below under the caption Balance Sheet Data as of December 31, 2010, 2009 and 2008 have been derived from the consolidated financial statements of MRC Global Inc. not incorporated by reference in this prospectus supplement that Ernst & Young LLP has audited. The summary consolidated financial data as of, and for the nine months ended, September 30, 2013 and 2012 were derived from unaudited consolidated financial statements included in our Quarterly Reports on Form 10-Q incorporated by reference in this prospectus supplement. The operating results for the nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for any other period or the entire year ending December 31, 2013.

The summary financial data presented below have been derived from the consolidated financial statements of MRC Global Inc. that have been prepared using accounting principles generally accepted in the United States of America (“GAAP”). This data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included in our Annual Report on Form 10-K for the year ended December 31, 2012 and in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2013 incorporated by reference in this prospectus supplement. Our historical results are not necessarily indicative of future operating results.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(dollars in millions, except per share amounts)
Statements of Operations Data:
Sales	$3,886.6	$4,264.1	$5,570.8	$4,832.4	$3,845.5	$3,661.9	$5,255.2
Cost of sales	3,157.8	3,508.7	4,557.1	4,124.2	3,327.4	3,113.9	4,273.1

Gross profit	728.8	755.4	1,013.7	708.2	518.1	548.0	982.1
Selling, general and administrative expenses	475.6	452.5	606.7	513.6	451.7	411.6	482.1
Goodwill and intangibles impairment charge	—	—	—	—	—	386.1	—

Operating income (loss)	253.2	302.9	407.0	194.6	66.4	(249.7)	500.0
Other (expenses) income:
Interest expense	(46.0)	(92.6)	(112.5)	(136.8)	(139.6)	(116.5)	(84.5)
Early extinguishment of debt	—	(21.7)	(114.0)	—	—	—	—
Write off of debt issuance costs	—	(1.7)	(1.7)	(9.5)	—	—	—
Change in fair value of derivatives	0.6	1.8	2.2	7.0	(4.9)	8.9	(6.2)
Other, net	(13.5)	3.5	0.7	0.5	2.9	2.5	(2.6)

Income (loss) before income taxes	194.3	192.2	181.7	55.8	(75.2)	(354.8)	406.7
Income taxes	65.5	67.8	63.7	26.8	(23.4)	(15.0)	153.2

Net income (loss)	$128.8	$124.4	$118.0	$29.0	$(51.8)	$(339.8)	$253.5

Earnings (loss) per share amounts:
Basic	$1.27	$1.31	$1.22	$0.34	$(0.61)	$(4.30)	$3.26
Diluted	$1.26	$1.31	$1.22	$0.34	$(0.61)	$(4.30)	$3.26
Weighted average shares, basic (in thousands)	101,673	94,768	96,465	84,417	84,384	79,067	77,646
Weighted average shares, diluted (in thousands)	102,455	95,185	96,925	84,655	84,384	79,067	77,828
Dividends	$—	$—	$—	$—	$—	$0.04	$6.10

	As of September 30,		As of December 31,
	2013		2012	2011	2010	2009	2008
	(dollars in millions)
Balance Sheet Data:
Cash	$ 33.4		$37.1	$46.1	$56.2	$56.2	$12.1
Working capital(1)	1,126.5		1,200.5	1,074.7	842.6	930.2	1,208.0
Total assets	3,323.6		3,369.7	3,229.9	2,991.2	3,083.2	3,919.7
Total debt(2)	1,037.2		1,256.6	1,526.7	1,360.2	1,452.6	1,748.6
Stockholders’ equity	1,316.6		1,185.9	720.8	689.8	743.9	987.2

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(dollars in millions)
Other Financial Data:
Adjusted Gross Profit(3)	$763.5	$808.9	$1,057.7	$849.6	$663.2	$493.5	$1,164.0
Adjusted EBITDA(4)	299.2	364.1	463.2	360.5	224.2	218.5	744.4
Net cash flow:
Operating Activities	241.4	65.8	240.1	(102.9)	112.7	505.5	(137.4)
Investing Activities	(34.9)	(112.4)	(183.0)	(48.0)	(16.2)	(66.9)	(314.2)
Financing Activities	(208.3)	43.2	(60.5)	140.6	(98.2)	(393.9)	452.0

(1)	Working capital is defined as current assets less current liabilities.
(2)	Includes current portion.
(3)	We define “Adjusted Gross Profit” as sales, less cost of sales, plus depreciation and amortization, plus amortization of intangibles, and plus or minus the impact of our last-in, first-out (“LIFO”) inventory costing methodology. We present Adjusted Gross Profit because we believe it is a useful indicator of our operating performance and facilitates a meaningful comparison to our peers. We believe this for the following reasons:

•

Our management uses Adjusted Gross Profit for planning purposes, including the preparation of our annual operating budget and financial projections. This measure is also used to assess the performance of our business;

•

Investors use Adjusted Gross Profit to measure a company’s operating performance without regard to items such as depreciation and amortization, and amortization of intangibles, that can vary substantially from company to company depending upon the nature and extent of transactions they have been involved in. Similarly, the impact of the LIFO inventory costing method can cause results to vary substantially from company to company depending upon whether those companies elect to utilize the LIFO method and depending upon which LIFO method they may elect; and

•	Securities analysts can use Adjusted Gross Profit as a supplemental measure to evaluate overall operating performance of companies.

In particular, we believe that Adjusted Gross Profit is a useful indicator of our operating performance because Adjusted Gross Profit measures our Company’s operating performance without regard to acquisition transaction-related amortization expenses.

However, Adjusted Gross Profit does not represent and should not be considered an alternative to gross profit or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted Gross Profit may not be comparable to similar measures that other companies report because other companies may not calculate Adjusted Gross Profit in the same manner as we do. Although we use Adjusted Gross Profit as a measure to assess the operating performance of our business, Adjusted Gross Profit has significant limitations as an analytical tool because it excludes certain material costs. For example, it does not include depreciation and amortization expense. Because we use capital assets, depreciation expense is a significant element of our costs and impacts our ability to generate revenue. In addition, the omission of amortization expense associated with our intangible assets further limits the usefulness of this measure. Furthermore, Adjusted Gross Profit does not account for our LIFO inventory costing methodology and, therefore, to the extent that recently purchased inventory accounts for a relatively large portion of our sales, Adjusted Gross Profit may overstate our operating performance. Because Adjusted Gross Profit does not account for certain expenses, its utility as a measure of our operating performance has material limitations. Because of these limitations, management does not view Adjusted Gross Profit in isolation or as a primary performance measure and also uses other measures, such as net income and sales, to measure operating performance.

The following table reconciles Adjusted Gross Profit to gross profit (in millions):

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Gross profit, as reported	$728.8	$755.4	$1,013.7	$708.2	$518.1	$548.0	$982.1
Depreciation and amortization	16.8	13.2	18.6	17.0	16.6	14.5	11.3
Amortization of intangibles	39.1	37.2	49.5	50.7	53.9	46.6	44.4
(Decrease) increase in LIFO reserve	(21.2)	3.1	(24.1)	73.7	74.6	(115.6)	126.2

Adjusted Gross Profit	$763.5	$808.9	$1,057.7	$849.6	$663.2	$493.5	$1,164.0

(4)	We define “Adjusted EBITDA” as net income plus interest, income taxes, depreciation and amortization, amortization of intangibles, and certain other expenses (such as gains/losses on the early extinguishment of debt, changes in the fair value of derivative instruments and goodwill impairment) and plus or minus the impact of our LIFO inventory costing methodology. We present Adjusted EBITDA because we believe it is a useful factor indicator of our operating performance. We believe this for the following reasons:

•

Our management uses Adjusted EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections, as well as for determining a significant portion of the compensation of our executive officers;

•

Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items, such as interest expense, income tax expense and depreciation and amortization, that can vary substantially from company to company depending upon their financing and accounting methods, the book value of their assets, their capital structures and the method by which their assets were acquired; and

•	Securities analysts use Adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of companies.

Adjusted EBITDA, however, does not represent and should not be considered as an alternative to net income, cash flow from operations or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similar measures that other companies report because other companies may not calculate Adjusted EBITDA in the same manner as we do. Although we use Adjusted EBITDA as a measure to assess the operating performance of our business, Adjusted EBITDA has significant limitations as an analytical tool because it excludes certain material costs. For example, it does not include interest expense, which has been a significant element of our costs. Because we use capital assets, depreciation expense is a significant element of our costs and impacts our ability to generate revenue. In addition, the omission of the amortization expense associated with our intangible assets further limits the usefulness of this measure. Adjusted EBITDA also does not include the payment of certain taxes, which is also a significant element of our operations. Furthermore, Adjusted EBITDA does not account for our LIFO inventory costing methodology, and therefore, to the extent that recently purchased inventory accounts for a relatively large portion of our sales, Adjusted EBITDA may overstate our operating performance. Because Adjusted EBITDA does not account for certain expenses, its utility as a measure of our operating performance has material limitations. Because of these limitations, management does not view Adjusted EBITDA in isolation or as a primary performance measure and also uses other measures, such as net income and sales, to measure operating performance.

The following table reconciles Adjusted EBITDA with our net income (loss), as derived from our financial statements (in millions):

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Net income (loss)	$128.8	$124.4	$118.0	$29.0	$(51.8)	$(339.8)	$253.5
Income taxes	65.5	67.8	63.7	26.8	(23.4)	(15.0)	153.2
Interest expense	46.0	92.6	112.5	136.8	139.6	116.5	84.5
Loss (gain) on early extinguishment of debt	—	21.7	114.0	—	—	(1.3)	—
Write off of debt issuance costs	—	1.7	1.7	9.5	—	—	—
Depreciation and amortization	16.8	13.2	18.6	17.0	16.6	14.5	11.3
Amortization of intangibles	39.1	37.2	49.5	50.7	53.9	46.6	44.4
Amortization of purchase price accounting	—	—	—	—	—	15.7	2.4
Change in fair value of derivative instruments	(0.6)	(1.8)	(2.2)	(7.0)	4.9	(8.9)	6.2
Closed locations	—	—	—	—	(0.7)	1.4	4.4
Equity-based compensation expense	8.6	5.9	8.5	8.4	3.7	7.8	10.2
Franchise taxes	—	—	—	0.4	0.7	1.4	1.5
Foreign currency losses (gain)	12.0	(0.5)	(0.8)	(0.6)	0.3	—	—
Goodwill and intangibles impairment	—	—	—	—	—	386.1	—
Inventory write-down	—	—	—	—	0.4	46.5	—
IT system conversion costs	—	—	—	—	—	2.4	1.4
M&A transaction & integration expenses	—	—	—	0.5	1.4	17.5	30.4
Pension settlement	—	—	4.4	—	—	—	—
Legal and consulting expenses	—	—	(1.2)	9.9	4.2	1.9	0.4
Joint venture termination	—	—	—	1.7	—	—	—
Provision for uncollectible accounts	—	—	—	0.4	(2.0)	1.0	7.7
Severance and related costs	—	—	—	1.1	3.2	4.4	—
MRC Transmark pre-Acquisition contribution	—	—	—	—	—	38.5	—
LIFO	(21.2)	3.1	(24.1)	73.7	74.6	(115.6)	126.2
Executive separation expense (cash portion)	0.8	—	—	—	—	—	—
Insurance charge	2.0	—	—	—	—	—	—
Other expenses (income)	1.4	(1.2)	0.6	2.2	(1.4)	(3.1)	6.7

Adjusted EBITDA	$299.2	$364.1	$463.2	$360.5	$224.2	$218.5	$744.4

RISK FACTORS

Before investing in the securities offered through this prospectus supplement, you should carefully consider the risk factors in our Annual Report on Form 10-K for the year ended December 31, 2012 as well as the following risk factors and the other information that this prospectus supplement provides and incorporates by reference. If one or more of these risks or uncertainties actually occurs, they could materially and adversely affect our business, financial condition and operating results. In this prospectus supplement, unless the context expressly requires a different reading, when we state that a factor could “adversely affect us”, have a “material adverse effect”, “adversely affect our business” and similar expressions, we mean that the factor could materially and adversely affect our business, financial condition and operating results.

Risks Related to This Offering and Our Common Stock

If our stock price fluctuates after this offering, you could lose a significant part of your investment.

You may not be able to sell shares of our common stock at prices equal to or greater than the price you paid in this offering. The market price of our common stock may be influenced by many factors including:

•	fluctuations in oil and natural gas prices;

•	the failure of securities analysts to continue to cover our common stock or changes in analysts’ financial estimates;

•	our or our competitors’ announcements of significant contracts or acquisitions or other business developments;

•	variations in quarterly results of operations;

•	loss of a large customer or supplier;

•	U.S. and international general economic conditions;

•	increased competition;

•	terrorist acts;

•	future sales of our common stock or the perception that such sales may occur;

•	investor perceptions of us and the industries in which our products are used; and

•	the other factors listed in “Risk Factors” herein or in our Annual Report on Form 10-K for the year ended December 31, 2012.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the offering price hereof. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may significantly reduce the market price of our common stock, regardless of our operating performance.

We do not currently intend to pay dividends in the foreseeable future.

It is uncertain when, if ever, we will declare dividends to our stockholders. We do not currently intend to pay dividends in the foreseeable future. Our ability to pay dividends is constrained by our holding company structure under which we are dependent on our subsidiaries for payments. Additionally, we and our subsidiaries are parties to credit agreements that restrict our ability and their ability to pay dividends. See “—Market for the Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”, which is incorporated by reference into this prospectus supplement from our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013. You should not rely on an investment in us if you require dividend income. In the foreseeable future, the only possible return on an investment in us would come from an appreciation of our common stock, and there can be no assurance that our common stock will appreciate after this offering.

Although we are no longer a “controlled company” within the meaning of the NYSE rules, during a transition period through March 2014 we may continue to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Prior to March 12, 2013, we were a “controlled company” under the NYSE corporate governance listing standards. This means that we were not required to have compensation and nominating committees consisting entirely of independent directors or to have a majority of independent directors on our board of directors.

As of March 12, 2013, we are no longer a “controlled company.” Consequently, the NYSE rules require that each of our compensation committee and our nominating and corporate governance committee have only independent directors by March 12, 2014. In addition, a majority of our board members must be independent by March 12, 2014. We intend to comply with the NYSE independent requirements within the applicable time periods.

During the transition periods, we are entitled to continue utilizing certain exemptions under the NYSE rules relating to corporate governance requirements, including the requirements (1) that a majority of our directors be independent, (2) that we have a compensation committee that is composed entirely of independent directors and (3) that we have a nominating and governance committee that is composed entirely of independent directors. While we continue to make use of certain of these transition period exemptions, you will not have the same protection afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Shares eligible for future sale may cause the price of our common stock to decline.

Sales of substantial amounts of our common stock or other equity-related securities in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our amended and restated certificate of incorporation, we are authorized to issue up to 500 million shares of common stock, of which 101,754,227 shares of common stock (excluding 230,305 shares of non-vested restricted stock) were outstanding as of November 1, 2013. Of these shares, 72,177,273 shares have previously been sold to the public in registered public offerings and are freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates”, as that term is defined in Rule 144 under the Securities Act. In May 2013 we registered 29,081,987 shares of our common stock, including the shares being offered in this offering, with the U.S. Securities and Exchange Commission on a resale registration statement after such shares were distributed by PVF Holdings LLC to its more than 400 members, including the selling stockholders in this offering. All of these shares are currently freely tradeable by the holders thereof. In addition, we have filed a Form S-8 registration statement which registers the shares issuable upon the exercise of 2,929,679 stock options as well as up to 3,250,000 shares which have been or may be granted pursuant to compensation arrangements we have or may enter into with our officers, directors and employees. All of these shares would be freely tradeable upon issuance. We cannot predict the effect that future sales of common stock or other equity-related securities would have on the market price of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains forward-looking statements, including, for example, statements about our business strategy, our industry, our future profitability, growth in the industry sectors we serve, our expectations, beliefs, plans, strategies, objectives, prospects and assumptions, and estimates and projections of future activity and trends in the oil and natural gas industry. These forward-looking statements are not guarantees of future performance. These statements are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors” herein or in our Annual Report on Form 10-K for the year ended December 31, 2012 incorporated by reference herein, that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Such risks and uncertainties include, among other things:

•	decreases in oil and natural gas prices;

•	decreases in oil and natural gas industry expenditure levels, which may result from decreased oil and natural gas prices or other factors;

•	increased usage of alternative fuels, which may negatively affect oil and natural gas industry expenditure levels;

•	U.S. and international general economic conditions;

•	our ability to compete successfully with other companies in our industry;

•	the risk that manufacturers of the products we distribute will sell a substantial amount of goods directly to end users in the industry sectors we serve;

•	unexpected supply shortages;

•	cost increases by our suppliers;

•	our lack of long-term contracts with most of our suppliers;

•	increases in customer, manufacturer and distributor inventory levels;

•	suppliers’ price reductions of products that we sell, which could cause the value of our inventory to decline;

•	decreases in steel prices, which could significantly lower our profit;

•	increases in steel prices, which we may be unable to pass along to our customers which could significantly lower our profit;

•	our lack of long-term contracts with many of our customers and our lack of contracts with customers that require minimum purchase volumes;

•	changes in our customer and product mix;

•	risks related to our customers’ creditworthiness;

•	the potential adverse effects associated with integrating acquisitions into our business and whether these acquisitions will yield their intended benefits;

•	the success of our acquisition strategies;

•	our significant indebtedness;

•	the dependence on our subsidiaries for cash to meet our debt obligations;

•	changes in our credit profile;

•	a decline in demand for certain of the products we distribute if import restrictions on these products are lifted;

•	environmental, health and safety laws and regulations and the interpretation or implementation thereof;

•	the sufficiency of our insurance policies to cover losses, including liabilities arising from litigation;

•	product liability claims against us;

•	pending or future asbestos-related claims against us;

•	the potential loss of key personnel;

•	interruption in the proper functioning of our information systems;

•	loss of third-party transportation providers;

•	potential inability to obtain necessary capital;

•	risks related to adverse weather events or natural disasters;

•	impairment of our goodwill or other intangible assets;

•	changes in tax laws or adverse positions taken by taxing authorities in the countries in which we operate;

•	adverse changes in political or economic conditions in the countries in which we operate;

•	exposure to U.S. and international laws and regulations, including the Foreign Corrupt Practices Act and the U.K. Bribery Act and other economic sanction programs;

•	risks relating to ongoing evaluations of internal controls required by Section 404 of the Sarbanes-Oxley Act;

•	the impact on us of the SEC’s move towards convergence with IFRS; and

•	the occurrence of cybersecurity incidents.

Undue reliance should not be placed on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except to the extent law requires.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering. See “Selling Stockholders.”

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is listed on the New York Stock Exchange under the symbol “MRC.” The table below sets forth, for the periods indicated, the high and low sale prices for our common stock as reported by the New York Stock Exchange.

	High	Low
Year Ended December 31, 2012
April 12, 2012 to June 30, 2012(1)	$21.50	$19.04
July 1, 2012 to September 30, 2012	25.82	20.02
October 1, 2012 to December 31, 2012	28.55	21.60
Year Ending December 31, 2013
January 1, 2013 to March 31, 2013	$33.11	$26.86
April 1, 2013 to June 30, 2013	$34.14	$26.48
July 1, 2013 to September 30, 2013	$29.11	$23.15
October 1, 2013 to November 6, 2013	$31.28	$26.51

(1)	Our common stock began to trade on the NYSE on April 12, 2012 at a price of $21.00 per share in connection with our initial public offering. The selling stockholders sold additional common stock on March 6, 2013 at a price of $28.00 per share in connection with a follow-on offering.

The last reported sale price of our common stock on the NYSE on November 6, 2013 was $30.59 per share. As of November 1, 2013, there were 101,754,227 shares of common stock outstanding, and we had approximately 254 holders of record of our common stock.

We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings from our business, if any, to finance operations and the expansion of our business. Any future determination to pay cash dividends will be at the discretion of the Board and will be dependent upon our financial condition, results of operations, capital requirements and other factors that the Board deems relevant. In addition, the covenants contained in our subsidiaries’ credit facilities limit the ability of our subsidiaries to pay dividends to us, which limits our ability to pay dividends to our stockholders. Our ability to pay dividends is also limited by the covenants contained or to be contained in our Global ABL Facility and our Term Loan. Covenants contained in the instruments governing future indebtedness that we or our subsidiaries may incur in the future may further limit our ability to pay dividends.

SELLING STOCKHOLDERS

This prospectus supplement has been filed pursuant to registration rights granted to the selling stockholders, which permit them to resell to the public shares of our common stock. Under the terms of the registration rights agreement between us, the selling stockholders and the other parties thereto, we will pay all expenses of the registration of their shares of our common stock, including SEC filing fees, except that the selling stockholders will pay all underwriting discounts and selling commissions, if any.

The table below sets forth certain information known to us with respect to the beneficial ownership of the shares of our common stock held by the selling stockholders as of November 5, 2013. In the table below, the percentage of shares beneficially owned is based on 101,754,227 shares of our common stock outstanding as of November 1, 2013 (which excludes 230,305 non-vested restricted shares). Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus supplement are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Based on information provided to us, none of the selling stockholders that are affiliates of broker-dealers, if any, purchased shares of our common stock outside the ordinary course of business or, at the time of their acquisition of shares of our common stock, had any agreements, understandings or arrangements with any other persons, directly or indirectly, to dispose of the shares. As discussed below, the Goldman Sachs Group, Inc. and Goldman, Sachs & Co. may be deemed to beneficially own, in the aggregate, all of the common stock owned by the Goldman Sachs Funds (as defined below) because affiliates of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. are the general partner, managing general partner, managing partner, managing member or member of the Goldman Sachs Funds. Goldman, Sachs & Co. is a direct and indirect wholly owned subsidiary of The Goldman Sachs Group Inc. Goldman, Sachs & Co. is a broker-dealer and is therefore deemed to be an underwriter within the meaning of the Securities Act as a result of such ownership and control.

	Shares Beneficially Owned Prior to the Offering (1)		Shares Being Offered	Shares Beneficially Owned After the Offering (1)
Name and Address	Number	Percent		Number	Percent
The Goldman Sachs Group, Inc.(2)
200 West Street, New York, New York 10282	17,489,233	17.2%	17,489,233	—	—
John F. Daly(2)	17,489,233	17.2%	17,489,233	—	—
Christopher A.S. Crampton(2)	17,489,233	17.2%	17,489,233	—	—

(1)	Unless otherwise indicated, the share numbers presented in the footnotes below relate to shares beneficially owned prior to the offering.

(2)

GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & Co. KG, GS Capital Partners V Institutional, L.P., GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI Parallel, L.P., and GS Capital Partners VI GmbH & Co. KG (the “Goldman Sachs Funds”) beneficially own 17,489,233 shares of our common stock. The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. may be deemed to beneficially own indirectly, in the aggregate, all of the common stock owned by the Goldman Sachs Funds because affiliates of Goldman, Sachs & Co. and The

Goldman Sachs Group, Inc. are the general partner, managing general partner, managing partner, managing member or member of the Goldman Sachs Funds and Goldman, Sachs & Co. is the investment manager of certain of the Goldman Sachs Funds.

The shares of common stock that are beneficially owned by the Goldman Sachs Funds consist of:

•	4,922,896 shares of common stock beneficially owned by GS Capital Partners V Fund, L.P. and its general partner, GSCP V Advisors, L.L.C.;

•	2,542,962 shares of common stock beneficially owned by GS Capital Partners V Offshore Fund, L.P. and its general partner, GSCP V Offshore Advisors, L.L.C.;

•	1,688,128 shares of common stock beneficially owned by GS Capital Partners V Institutional, L.P. and its general partner, GS Advisors V, L.L.C.;

•	195,175 shares of common stock beneficially owned by GS Capital Partners V GmbH & Co. KG and its managing limited partner, GS Advisors V, L.L.C.;

•	3,799,711 shares of common stock beneficially owned by GS Capital Partners VI Fund, L.P. and its general partner, GSCP VI Advisors, L.L.C.;

•	3,160,465 shares of common stock beneficially owned by GS Capital Partners VI Offshore Fund, L.P. and its general partner, GSCP VI Offshore Advisors, L.L.C.;

•	1,044,855 shares of common stock beneficially owned by GS Capital Partners VI Parallel, L.P. and its general partner, GS Advisors VI, L.L.C.; and

•	135,041 shares of common stock beneficially owned by GS Capital Partners VI GmbH & Co. KG and its managing limited partner, GS Advisors VI, L.L.C.

John F. Daly and Christopher A.S. Crampton have been directors of the Company since January 2007. John F. Daly and Christopher A.S. Crampton are managing directors of Goldman, Sachs & Co. Messrs. Daly and Crampton, The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. each disclaims beneficial ownership of the shares of common stock that the Goldman Sachs Funds directly own, except to the extent of their pecuniary interest therein, if any. In addition, The Goldman Sachs Group, Inc. may be deemed to beneficially own, in the aggregate, 1,870 shares of restricted stock and 38,260 options, consisting of 935 shares of restricted stock granted to each of Christopher A.S. Crampton and John F. Daly and 19,130 options granted to each of Christopher A.S. Crampton and John F. Daly in their capacity as directors of the Company pursuant to the MRC Global Inc. 2011 Omnibus Incentive Plan. Messrs. Crampton and Daly, each a managing director of Goldman Sachs, each has an understanding with The Goldman Sachs Group, Inc. pursuant to which he holds such securities for the benefit of The Goldman Sachs Group, Inc. In addition, The Goldman Sachs Group, Inc. owns 11,986 options directly, and an additional 6,049 shares are beneficially owned directly by Goldman, Sachs & Co. and indirectly by The Goldman Sachs Group, Inc. Goldman, Sachs & Co. also has an open short position of 48 shares of common stock. The business address of each of The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and Messrs. Daly and Crampton is 200 West Street, New York, NY 10282.

Transactions with the Goldman Sachs Funds and Their Affiliates

The following describes transactions between us and the Goldman Sachs Funds (and their affiliates) that have occurred since January 1, 2010.

Governance Agreement

In April 2012, we entered into a governance agreement with PVF Holdings LLC (“PVF Holdings”) which, at that time, was our largest stockholder. This agreement gave PVF Holdings certain rights relating to the nomination of candidates to our board of directors. The majority owners of PVF Holdings were the Goldman Sachs Funds. In May 2013, PVF Holdings distributed all of the shares of our common stock that it owned to its members, and PVF Holdings assigned its rights and obligations under the governance agreement to the Goldman Sachs Funds.

The governance agreement allows the Goldman Sachs Funds (and, previously, PVF Holdings), for so long as they beneficially own at least 15% of the shares of our common stock outstanding, to designate a number of director nominees in the slate of director nominees that we propose to stockholders in connection with an election of directors. The number of nominees that the Goldman Sachs Funds (and, previously, PVF Holdings) have the right to designate is equal to the product of (i) the percentage of the total outstanding shares of our common stock beneficially owned by the Goldman Sachs Funds (and, previously, PVF Holdings) multiplied by (ii) the total number of directors comprising our board of directors. If this calculation results in the Goldman Sachs Funds having the right to designate a non-whole number of nominees, the number of nominees that they have a right to designate will be rounded up to the nearest whole number. Following the consummation of this offering, the Goldman Sachs Funds will own less than 15% of our common stock and, as a result, will not have the right to designate any of our director nominees. Furthermore, following the consummation of this offering, the Goldman Sachs Funds will own no shares of our common stock, and accordingly, the governance agreement will no longer be in effect.

Registration Rights Agreement

We are a party to an amended and restated registration rights agreement with the Goldman Sachs Funds and certain of the former members of PVF Holdings. Pursuant to the terms of such amended and restated registration rights agreement, the Goldman Sachs Funds may request that we use our reasonable best efforts to register the sale of shares that they own on up to two occasions, and Transmark Holdings may request that we use our reasonable best efforts to register the sale of shares it owns on one occasion. This offering is being made in accordance with a request made by the Goldman Sachs Funds pursuant to this agreement.

Debt and Equity Transactions Involving Affiliates of the Goldman Sachs Funds

In 2012, we paid Goldman Sachs Credit Partners L.P., an affiliate of the Goldman Sachs Funds, $100,000 in fees and commissions as a co-lead arranger and joint bookrunner under our asset-based lending (“ABL”) revolving credit facility and $3.3 million in fees and commissions as the co-lead arranger and joint bookrunner under our term loan facilities in addition to serving as the syndication agent under those facilities. Additionally, during 2012, we paid Goldman Sachs Credit Partners $0.5 million in fees related to the open market purchase of a portion of our 9.5% senior secured notes due 2016. In addition, Goldman Sachs Lending Partners L.L.C., also an affiliate of the Goldman Sachs Funds, is a participant in our Global ABL Facility with a $50 million commitment. Goldman, Sachs & Co., an affiliate of the Goldman Sachs Funds, was paid $12.6 million (from PVF Holdings) in fees and commissions as a co-lead bookrunner on our March 2013 secondary offering, $8.6 million (from PVF Holdings) in fees and commissions as a co-lead bookrunner on our November 2012 secondary offering, $12.4 million (from the Company and PVF Holdings) in fees and commissions as the co-lead bookrunner on our April 2012 initial public offering and $9.5 million in fees and commissions as a joint book-running manager for the December 2009 and February 2010 offerings of McJunkin Red Man Corporation’s 9.50% senior secured notes due 2016. On October 22, 2013, we completed a foreign currency exchange with Goldman Sachs Electronic Trading for CAD$3.0 million (or $2.9 million).

Market Maker for Senior Secured Notes

During 2012, the Company had outstanding 9.50% senior secured notes, which it repurchased or redeemed in full in November 2012. Pursuant to certain registration rights agreements relating to predecessor notes to these notes, we filed and were obligated to keep effective a market-making registration statement to enable Goldman Sachs to engage in market-making for the registered senior secured notes. Upon redemption of the outstanding senior secured notes in full, the Company withdrew this registration statement.

Transactions with USI Southwest

In January 2010, we engaged Anco Insurance Services of Houston, Inc. (doing business as USI Southwest), then an affiliate of the Goldman Sachs Funds, to provide insurance brokerage services to us. During the year ended December 31, 2012, the year ended December 31, 2011 and the year ended December 31, 2010, we paid USI Southwest $0.2 million, $0.3 million and $0.3 million, respectively, for these services. As of December 31, 2012, USI was no longer affiliated with the Goldman Sachs Funds.

Product Sales to Affiliates of the Goldman Sachs Funds

From time to time, we sell products to affiliates of the Goldman Sachs Funds either through supply agreements or open purchase orders. The following table lists these affiliates and the amount of the sales during 2012, 2011 and 2010. Each sale was made on an arm’s-length basis at market pricing with the applicable affiliate.

Affiliate	2012 Sales	2011 Sales	2010 Sales
Kinder Morgan Energy Partners, LP	$22.3 million	$9.9 million	$13.7 million
Cobalt International Energy LP	$19,579	—	$6.1 million
Luminant Generation Company LLC, Luminant Mining Company LLC and Oncor Electric Delivery Company LLC (together with Luminant Generation Company LLC and Luminant Mining Company LLC, “Energy Future Holdings”)	$0.2 million	$61,449	$4.1 million
CCS Corporation	$0.6 million	$1.2 million	$0.4 million
EF Energy Holdings, L.L.C.	$17,153	$1.0 million	—

Transactions with Sungard AvantGard LLC

We receive services for treasury and receivables collection software systems from Sungard AvantGard LLC, an affiliate of the Goldman Sachs Funds. We paid Sungard approximately $0.9 million in 2012 (including approximately $0.1 million for disaster recovery) and approximately $0.6 million during the nine months ended September 30, 2013 (including approximately $0.1 million for disaster recovery).

DESCRIPTION OF OUR CAPITAL STOCK

Our authorized capital stock consists of 500 million shares of common stock, par value $0.01 per share, and 100 million shares of preferred stock, par value $0.01 per share, the rights and references of which the Board may establish from time to time. As of November 1, 2013, there were 101,754,227 shares of common stock outstanding (excluding 230,305 shares of non-vested restricted stock) and no outstanding shares of preferred stock, and there were approximately 254 record holders of our common stock. The following description of our capital stock does not purport to be complete and is subject to and qualified by our amended and restated certificate of incorporation and bylaws and by the provisions of applicable Delaware law.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters that our stockholders vote upon, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to any dividends that our Board may declare. Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our common stock have no preemptive rights to purchase shares of our stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to those of the holders of any shares of our preferred stock we may issue in the future.

Our common stock is represented by certificates, unless the Board adopts a resolution providing that some or all of our common stock shall be uncertificated. Any resolution will not apply to any shares of common stock that are already certificated until the shares are surrendered to us.

Preferred Stock

The Board may, from time to time, authorize the issuance of one or more series of preferred stock without stockholder approval. We have no current intention to issue any shares of preferred stock.

One of the effects of undesignated preferred stock may be to enable the Board to discourage an attempt to obtain control of our Company by means of a tender offer, proxy contest, merger or otherwise. The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing a change in control without further action by the stockholders.

Limitation on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation limits the liability of directors to the fullest extent Delaware law permits. The effect of these provisions is to eliminate the rights of our Company and our stockholders, through stockholders’ derivative suits on behalf of our Company, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, our directors will be personally liable to us and our stockholders for any breach of the director’s duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Section 174 of the Delaware General Corporation Law or for any transaction from which the director derived an improper personal benefit. In addition, our amended and restated certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent Delaware law permits. We have entered into indemnification agreements with our current directors and officers. We also maintain directors and officers insurance.

Corporate Opportunities

Our amended and restated certificate of incorporation provides that Goldman, Sachs & Co. and its affiliates (which include the Goldman Sachs Funds) have no obligation to offer us any opportunity to participate in business opportunities presented to any of them, even if the opportunity is one that we might reasonably have pursued, and that neither Goldman, Sachs & Co. nor its affiliates will be liable to us or our stockholders for breach of any duty by reason of any of these activities unless, in the case of any person who is a director or officer of our Company, the business opportunity is expressly offered to the director or officer in writing solely in his or her capacity as an officer or director of our Company. Stockholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation.

Business Combinations with Interested Stockholders

We have elected in our amended and restated certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any antitakeover effects of Section 203. However, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203 beginning on the date that Goldman, Sachs & Co. and its affiliates first cease to beneficially own at least 15% of our common stock. Following the consumation of this offering, Goldman, Sachs & Co. and its affiliates will cease to beneficially own at least 15% of our common stock and, therefore, these provisions will become effective. However, our amended and restated certificate of incorporation exempts Goldman, Sachs & Co. and its affiliates, and any persons to whom they sell shares of their common stock (other than persons buying shares in a registered public offering of common stock), from the effect of those provisions.

Removal of Directors; Vacancies

Our amended and restated certificate of incorporation and bylaws provide that any director or the entire Board may be removed with or without cause by the affirmative vote of at least 75.0% of all shares then entitled to vote at an election of directors. Our amended and restated certificate of incorporation and bylaws also provide that any vacancies on the Board will be filled by the affirmative vote of a majority of the Board then in office, even if less than a quorum, or by a sole remaining director.

Voting

Stockholders holding a majority of our common stock, present in person or by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders, except as otherwise provided under our amended and restated certificate of incorporation or under our bylaws.

At any stockholder meeting for which notice of the meeting was delivered to stockholders prior to the date that Goldman, Sachs & Co. and its affiliates cease to beneficially own at least 15% of the outstanding shares of our common stock, directors will be elected by the affirmative vote of a plurality of the shares of our common stock present, in person or by proxy. At any stockholder meeting for which notice of the meeting was delivered to stockholders on or after the date that Goldman, Sachs & Co. and its affiliates cease to beneficially own at least 15% of the outstanding shares of our common stock, a nominee for director will be elected if the votes cast for the nominee’s election exceed the votes cast against the nominee’s election (unless the election is contested, in which case the affirmative vote of a plurality of the shares of our common stock present, in person or by proxy will decide the election). Following the consumation of this offering, Goldman, Sachs & Co. and its affiliates will cease to beneficially own at least 15% of our common stock and, therefore, these majority voting provisions will become effective. The affirmative vote of a majority of the shares of our common stock present, in person or by proxy will decide all other matters voted on by stockholders, unless the question is one upon which, by express provision of law, under our amended and restated certificate of incorporation, or under our bylaws, a different vote is required, in which case the specific provision will control.

Action by Written Consent

Our amended and restated certificate of incorporation and bylaws provide that stockholder action cannot be taken by written consent.

Ability to Call Special Meetings

Our amended and restated certificate of incorporation and bylaws provide that special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of the Board or by the chairman of the Board. Stockholders will not be permitted to call a special meeting or to require the Board to call a special meeting.

Amending Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation provides that our certificate of incorporation may generally be amended by the affirmative vote of a majority of the Board and by the affirmative vote of the majority of all shares of our stock then entitled to vote at any annual or special meeting of stockholders. However, our amended and restated certificate of incorporation also provides that the affirmative vote of at least 75.0% of the outstanding shares of our common stock is required to amend the provisions in our amended and restated certificate of incorporation relating to corporate opportunities, business combinations with significant shareholders, amendments to the amended and restated certificate of incorporation and bylaws and limitation on liability and indemnification of officers and directors.

In addition, our amended and restated certificate of incorporation and bylaws provide that our bylaws may be amended, repealed or new bylaws may be adopted by the affirmative vote of a majority of the Board, or, when a quorum is present at any stockholder meeting, by the affirmative vote of at least 75.0% of the voting power of our stock entitled to vote thereon.

Advance Notice Provisions for Stockholders

To nominate directors to the Board or bring other business before an annual meeting of our stockholders, a stockholder’s notice must be delivered to the Secretary of the Company at the principal executive offices of the Company not earlier than 120 calendar days and not later than 90 calendar days before the first anniversary of the previous year’s annual meeting of stockholders, subject to certain exceptions contained in our bylaws. If the date of the applicable annual meeting is more than

30 days before or more than 30 days after the anniversary date, notice by a stockholder to be timely must be so delivered not earlier than 120 calendar days before the date of the annual meeting and not later than 90 calendar days before the date of the annual meeting or, if the first public announcement of the date of the annual meeting is less than 100 days prior to the date of the annual meeting, the tenth day following the date on which public announcement of the date of the meeting is first made by the Company. The adjournment or postponement of an annual meeting or the announcement shall not commence a new time period for the giving of a stockholder’s notice as described above.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “MRC.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax considerations relating to the ownership and disposition of our common stock by non-U.S. holders who purchase our common stock in this offering. This discussion does not purport to be a complete analysis of all the potential tax considerations relevant to non-U.S. holders of our common stock.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity classified as a corporation for these purposes) created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	a partnership (including any entity or arrangement classified as a partnership for these purposes);

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust, if (1) a United States court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) owns our common stock, the tax treatment of a partner in the partnership may depend upon the status of the partner and the activities of the partnership and upon certain determinations made at the partner level. Partners in partnerships that own our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion assumes that shares of our common stock are held as capital assets within the meaning of Section 1221 of the Code (generally, investment property). This discussion does not address all of the aspects of U.S. federal income and estate taxation that may be relevant to a non-U.S. holder in light of the non-U.S. holder’s particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons, including for example:

•	financial institutions, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, certain U.S. expatriates, and dealers and traders in stocks or securities; or

•	non-U.S. holders holding our common stock as part of a conversion, constructive sale, wash sale, integrated transaction or straddle.

This discussion is based on provisions of the Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus supplement. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income and estate tax consequences of owning and disposing of our common stock as set forth in this discussion.

There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax considerations described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the ownership or disposition of our common stock.

If you are considering purchasing our common stock, you should consult your tax advisor regarding the U.S. federal, state and local and non-U.S. income, estate and other tax consequences to you of owning and disposing of our common stock.

Dividends

As discussed above under “Price Range of Common Stock and Dividends,” we do not anticipate paying cash dividends on our common stock in the foreseeable future. If we do make distributions of cash or property with respect to our common stock, the distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock, but not below zero. Any remaining excess will be treated as described below under “Gain on disposition of our common stock.”

In the event that we do pay dividends, dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty.

To claim the benefit of an applicable income tax treaty, a non-U.S. holder will be required to provide a properly completed and executed IRS Form W-8BEN (or applicable successor form). Special rules apply to partnerships and other pass-through entities, and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold our common stock. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the manner of claiming the benefits.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will not be subject to U.S. federal withholding tax if the non-U.S. holder provides a properly completed and executed IRS Form W-8ECI (or applicable successor form), but generally will be taxed on a net-income basis at the regular graduated rates and in the same manner as if such non-U.S holder were a U.S. person. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States.

Gain on disposition of our common stock

A non-U.S. holder generally will not be taxed on any gain realized on a disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in this case, the gain generally will be taxed on a net-income basis at the regular graduated rates and in the same manner as if such non-U.S. holder were a U.S. person (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•

the non-U.S. holder is an individual who is present in the United States for at least 183 days in the taxable year of the disposition and meets other requirements (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S.-source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even though the non-U.S. holder is not considered a resident alien under the Code); or

•

we are or have been a “U.S. real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the period that the non-U.S. holder held our common stock.

Generally, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock of a USRPHC generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC.

Federal estate tax

Our common stock that is owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and, therefore, may be subject to U.S. federal estate tax.

Information reporting and backup withholding

Dividends paid to a non-U.S. holder generally will be subject to U.S. information reporting and may be subject to backup withholding (currently at a rate of 28%). A non-U.S. holder will be exempt from backup withholding if the non-U.S. holder provides a properly completed and executed IRS Form W-8BEN (or applicable successor form) or otherwise establishes an exemption.

The gross proceeds from the disposition of our common stock may be subject to U.S. information reporting and backup withholding (currently at a rate of 28%). If a non-U.S. holder sells our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the non-U.S. holder outside the United States, then the U.S. information reporting and backup withholding requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that:

•	is a United States person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a controlled foreign corporation for U.S. federal income tax purposes; or

•	is a foreign partnership, if at any time during its tax year:

•	one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

•	the foreign partnership is engaged in a United States trade or business,

unless the broker has documentary evidence in its files that the non-U.S. holder is not a United States person and certain other conditions are met or the non-U.S. holder otherwise establishes an exemption.

If a non-U.S. holder receives a payment of the proceeds of a sale of our common stock from or through a U.S. office of a broker, the payment is subject to both U.S. information reporting and backup withholding unless the non-U.S. holder provides a properly completed and executed IRS Form W-8BEN (or applicable successor form) certifying that the non-U.S. Holder is not a United States person or the non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the non-U.S. holder’s U.S. federal income tax liability, if any, by filing a refund claim with the IRS.

Legislation relating to foreign accounts

After June 30, 2014, withholding at a rate of 30% will be imposed on dividends on, and, after December 31, 2016, gross proceeds from the disposition of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the U.S. Treasury to report, on an annual basis, information with respect to accounts in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, foreign entities through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends on, and gross proceeds from the disposition of, our common stock held by a non-financial non-U.S. entity that does not qualify for certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that it does not have any “substantial United States owners” or (ii) provides certain information regarding its “substantial United States owners.”

YOU SHOULD CONSULT YOUR TAX ADVISOR TO DETERMINE THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

We and the selling stockholders have entered into an underwriting agreement with Barclays Capital Inc., as the underwriter of this offering. Under the terms and subject to the conditions contained in the underwriting agreement, the selling stockholders have agreed to sell 17,489,233 shares to Barclays Capital Inc.

The underwriter is committed to take and pay for all of the shares being offered, if any are taken.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriter by the selling stockholders.

Discounts and Commissions Paid by Selling Stockholders
Per Share	$0.45
Total	$7,870,154.85

Shares sold by the underwriter to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriter to securities dealers may be sold at a discount of up to $0.45 per share from the public offering price. After the initial offering of the shares, the underwriter may change the offering price and the other selling terms. The offering of the shares by the underwriter is subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part.

We have agreed with the underwriter, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 60 days after the date of this prospectus supplement, except with the prior written consent of the underwriter. This agreement does not apply to any existing employee benefit plans. We have been advised by the underwriter that it does not currently anticipate waiving the lock-up period. The underwriter has further advised us that it cannot currently speculate as to the circumstances which would lead it to waive the lock-up period.

Our common stock is listed on the New York Stock Exchange under the symbol “MRC.”

In connection with the offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriter in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriter for its own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriter is not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus supplement (the “shares”) may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriter for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for the publication by the Company or the underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than:

(i)	in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong); or

(ii)	to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder; or

(iii)	in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong);

and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:

(i)	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”);

(ii)	to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or

(iii)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except:

(1)	to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and the underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriter does not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that the total expenses of this offering, including the selling stockholders’ expenses but excluding underwriting discounts and commissions, will be approximately $0.3 million, and will be payable by us.

We and the selling stockholders have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act.

The underwriter and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory,

investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services for the Company and the selling stockholders, for which they received or will receive customary fees and expenses. Furthermore, the underwriter and its affiliates may, from time to time, enter into arm’s-length transactions with us or the selling stockholders in the ordinary course of their business.

In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. For instance, an affiliate of the underwriter is a lender under our Global ABL Facility and Term Loan, and the underwriter served as an underwriter in our initial public offering in April 2012 and our secondary offerings in November 2012 and March 2013. In addition, the underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. A prospectus supplement and accompanying prospectus in electronic format may be made available on Internet sites or through other online services maintained by the underwriter or one or more of the selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or a particular selling group member, prospective investors may be allowed to place orders online. The underwriter may agree with us and the selling stockholders to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations.

Other than the prospectus supplement and accompanying prospectus in electronic format, the information on the underwriter’s or selling group member’s web site and any information contained in any other web site maintained by the underwriter or selling group member is not part of the prospectus supplement and accompanying prospectus or the registration statement of which this prospectus supplement and accompanying prospectus forms a part, has not been approved or endorsed by us or the selling stockholders or the underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

If you purchase shares of common stock offered in this prospectus supplement and accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus supplement and accompanying prospectus will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Davis Polk & Wardwell LLP is acting as counsel to the underwriter.

EXPERTS

The consolidated financial statements of MRC Global Inc. as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, appearing in MRC Global Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than any portions of the respective filings that are furnished, pursuant to Item 2.02 or Item 7.01 of Current Reports on Form 8-K (including exhibits related thereto) or other applicable SEC rules, rather than filed) prior to the termination of the offering under this prospectus supplement:

•	our Annual Report on Form 10-K for the year ended December 31, 2012, filed on February 22, 2013, as amended by Form 10-K/A for the year ended December 31, 2012, filed on June 27, 2013;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013, filed on May 3, 2013, August 2, 2013 and November 1, 2013, respectively;

•

our Current Reports on Form 8-K, filed on January 3, 2013, January 4, 2013, March 5, 2013, March 7, 2013, March 12, 2013 (Item 1.01/9.01), March 20, 2013, May 3, 2013, May 10, 2013 (as amended by Form 8-K/A filed on August 9, 2013), May 13, 2013, May 17, 2013, May 29, 2013 (Item 8.01 only), June 17, 2013, June 18, 2013, June 20, 2013, July 1, 2013, August 9, 2013, August 19, 2013 and September 12, 2013;

•	portions of our proxy statement, filed on April 1, 2013, which are incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2012; and

•	the description of our common stock contained in our Registration Statement on Form 8-A, filed on March 28, 2012.

You may request a copy of any or all of the information incorporated by reference into this prospectus supplement (other than an exhibit to the filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

MRC Global Inc.

2 Houston Center, 909 Fannin, Suite 3100

Houston, Texas 77010

Attention: Corporate Secretary

Telephone: (877) 294-7574

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus supplement is part of a registration statement we have filed with the SEC. As permitted by SEC rules, this prospectus supplement does not contain all of the information we have included in the registration statement and the accompanying exhibits. You may refer to the registration statement and the exhibits for more information about us and our securities. The registration statement and the exhibits are available at the SEC’s Public Reference Room or through its website.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 100 F Street N.E., Washington DC, 20549. You can obtain information about the operations of the SEC Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange (NYSE: MRC), and you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. General information about us, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, is available free of charge through our website at http://www.mrcglobal.com as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus supplement or our other securities filings and is not a part of these filings.

MRC Global Inc.

Common Stock

We may offer and sell, from time to time, in one or more offerings shares of our common stock, par value $0.01 per share. In addition, selling stockholders to be identified in supplements to this prospectus may offer and sell shares of our common stock from time to time.

The common stock may be offered or sold by us or any selling stockholder at fixed prices, at prevailing market prices at the time of sale or at prices negotiated with purchasers, to or through underwriters, broker-dealers, agents, or through any other means described in this prospectus under “Plan of Distribution” and in supplements to this prospectus in connection with a particular offering of common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “MRC.” As of February 27, 2013, the closing price of our common stock was $30.97.

This prospectus describes the general manner in which common stock may be offered and sold by either us or any selling stockholder. We will provide supplements to this prospectus describing the specific manner in which we or any selling stockholder may offer and sell the common stock to the extent required by law. We urge you to read carefully this prospectus, any accompanying prospectus supplement and any documents we incorporate by reference into this prospectus and any accompanying prospectus supplement before you make your investment decision.

We or any selling stockholder may sell common stock to or through underwriters, dealers or agents in one or more transactions. The names of any underwriters, dealers or agents involved in the sale of any common stock and the specific manner in which it may be offered will be set forth in the prospectus supplement covering that sale to the extent required by law. Selling stockholders may also use this prospectus to distribute shares of common stock to its shareholders, members or partners pursuant to an in-kind distribution.

Investing in our common stock involves risks. You should carefully consider all of the information set forth in this prospectus, including the risk factors set forth under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Securities and Exchange Commission on February 22, 2013 (which document is incorporated by reference herein), as well as the risk factors and other information in any accompanying prospectus supplement and any documents we incorporate by reference into this prospectus and any accompanying prospectus supplement, before deciding to invest in our common stock. See “Incorporation By Reference.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 4, 2013.

Prospectus

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC, using the SEC’s “shelf” registration rules. Pursuant to this prospectus, we or certain selling stockholders to be identified in supplements to this prospectus may, from time to time, sell shares of our common stock in one or more offerings.

In this prospectus, all references to the “Company,” “MRC,” “we,” “us” and “our” refer to MRC Global Inc., a Delaware corporation, and its consolidated subsidiaries.

When either we or any selling stockholders sell common stock under this prospectus, we will, if necessary and required by law, provide a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add to, update, modify or replace information contained in this prospectus. This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below in the section entitled “Where You Can Find More Information.”

You should not assume that the information in this prospectus, any accompanying prospectus supplement or any documents we incorporate by reference into this prospectus and any prospectus supplement is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

MRC GLOBAL INC.

We are the largest global industrial distributor of pipe, valves and fittings (“PVF”) and related products and services to the energy industry based on sales and hold a leading position in our industry across each of the upstream (exploration, production and extraction of underground oil and natural gas), midstream (gathering and transmission of oil and natural gas, natural gas utilities and the storage and distribution of oil and natural gas) and downstream (crude oil refining, petrochemical processing and general industrials) sectors. We offer more than 175,000 stock keeping units (“SKUs”), including an extensive array of PVF, oilfield supply, automation, instrumentation and other general and specialty industry supply products from our over 18,000 suppliers. We operate in three segments consisting of our U.S., Canadian, and International operations. Through our U.S., Canadian and International segments, we serve our more than 18,000 customers through over 400 service locations throughout North America, Europe, Asia and Australasia. We are diversified by geography, the industry sectors we serve and the products we sell.

Our PVF and oilfield supplies are used in mission critical process applications that require us to provide a high degree of product knowledge, technical expertise and comprehensive value added services to our customers. We seek to provide best-in-class service and a one-stop shop for our customers by satisfying the most complex, multi-site needs of many of the largest companies in the energy and industrial sectors as their primary PVF supplier. We provide services such as product testing, manufacturer assessments, multiple daily deliveries, volume purchasing, inventory and zone store management and warehousing, technical support, just-in-time delivery, truck stocking, order consolidation, product tagging and system interfaces customized to customer and supplier specifications for tracking and replenishing inventory, which we believe result in deeply integrated customer relationships. We believe the critical role we play in our customers’ supply chain, together with our extensive product offering, broad global presence, customer-linked scalable information systems and efficient distribution capabilities, serve to solidify our long-standing customer relationships and drive our growth. As a result, we have an average relationship of over 20 years with our largest 25 customers.

MRC Global Inc. was incorporated in Delaware on November 20, 2006. Our principal executive office is located at 2 Houston Center, 909 Fannin, Suite 3100, Houston, Texas 77010. Our telephone number is (877) 294-7574. Our website address is http://www.mrcglobal.com. Information contained on our website or on other external websites mentioned throughout this prospectus is expressly not incorporated by reference into this prospectus.

RISK FACTORS

You should carefully consider the risk factors set forth under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on February 22, 2013 (which document is incorporated by reference herein), as well as other risk factors described under the caption “Risk Factors” in any accompanying prospectus supplement and any documents we incorporate by reference into this prospectus, including all future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), before deciding to invest in our common stock. See “Incorporation By Reference.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement, and the documents incorporated by reference herein or therein contain forward-looking statements, including, for example, statements about our business strategy, our industry, our future profitability, growth in the industry sectors we serve, our expectations, beliefs, plans, strategies, objectives, prospects and assumptions, and estimates and projections of future activity and trends in the oil and natural gas industry. We claim the protection of the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Forward-looking statements are not guarantees of future performance. These statements are based on management’s expectations, which involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors” in this prospectus and other factors in any prospectus supplement and the documents incorporated by reference herein or therein, that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Such risks and uncertainties include, among other things:

•	decreases in oil and natural gas prices;

•	decreases in oil and natural gas industry expenditure levels, which may result from decreased oil and natural gas prices or other factors;

•	increased usage of alternative fuels, which may negatively affect oil and natural gas industry expenditure levels;

•	U.S. and international general economic conditions;

•	our ability to compete successfully with other companies in our industry;

•	the risk that manufacturers of the products we distribute will sell a substantial amount of goods directly to end users in the industry sectors we serve;

•	unexpected supply shortages;

•	cost increases by our suppliers;

•	our lack of long-term contracts with most of our suppliers;

•	increases in customer, manufacturer and distributor inventory levels;

•	suppliers’ price reductions of products that we sell, which could cause the value of our inventory to decline;

•	decreases in steel prices, which could significantly lower our profit;

•	increases in steel prices, which we may be unable to pass along to our customers which could significantly lower our profit;

•	our lack of long-term contracts with many of our customers and our lack of contracts with customers that require minimum purchase volumes;

•	changes in our customer and product mix;

•	risks related to our customers’ creditworthiness;

•	the potential adverse effects associated with integrating acquisitions into our business and whether these acquisitions will yield their intended benefits;

•	the success of our acquisition strategies;

•	our significant indebtedness;

•	the dependence on our subsidiaries for cash to meet our debt obligations;

•	changes in our credit profile;

•	a decline in demand for certain of the products we distribute if import restrictions on these products are lifted;

•	environmental, health and safety laws and regulations and the interpretation or implementation thereof;

•	the sufficiency of our insurance policies to cover losses, including liabilities arising from litigation;

•	product liability claims against us;

•	pending or future asbestos-related claims against us;

•	the potential loss of key personnel;

•	interruption in the proper functioning of our information systems;

•	loss of third-party transportation providers;

•	potential inability to obtain necessary capital;

•	risks related to adverse weather events or natural disasters;

•	impairment of our goodwill or other intangible assets;

•	changes in tax laws or adverse positions taken by taxing authorities in the countries in which we operate;

•	adverse changes in political or economic conditions in the countries in which we operate;

•	exposure to U.S. and international laws and regulations, including the Foreign Corrupt Practices Act and the U.K. Bribery Act and other economic sanction programs;

•	risks relating to ongoing evaluations of internal controls required by Section 404 of the Sarbanes-Oxley Act;

•	the operation of our Company as a “controlled company”;

•	the impact on us of the SEC’s move towards convergence with IFRS; and

•	the occurrence of cybersecurity incidents.

Undue reliance should not be placed on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan” and similar words are intended to identify estimate and forward-looking statements. Estimates and forward-looking statements speak only as of the date they were made and we undertake no obligation to publicly update or revise any estimate or forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except to the extent law requires.

USE OF PROCEEDS

We will specify the use of net proceeds from the sale of our common stock that we may offer from time to time pursuant to this prospectus in the applicable prospectus supplement relating to a particular offering.

We will not receive any proceeds from the sale of shares of our common stock by selling stockholders to be identified in supplements to this prospectus, or their respective pledgees, donees, transferees or other successors in interest. Such selling stockholders will receive all of the net proceeds from the sale of their shares of our common stock.

DESCRIPTION OF OUR CAPITAL STOCK

Our authorized capital stock consists of 500 million shares of common stock, par value $0.01 per share, and 100 million shares of preferred stock, par value $0.01 per share, the rights and preferences of which our board of directors may establish from time to time. As of February 27, 2013, there were 101,620,109 outstanding shares of common stock (excluding 134,211 shares of non-vested restricted stock) and no outstanding shares of preferred stock. As of February 27, 2013, there were 77 record holders of our common stock. The following description of our capital stock does not purport to be complete and is subject to and qualified by our amended and restated certificate of incorporation and bylaws and by the provisions of applicable Delaware law. The amended and restated certificate of incorporation and bylaws are incorporated by reference in the registration statement for these securities that we have filed with the SEC and have been incorporated by reference as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2012. You should read the amended and restated certificate of incorporation and bylaws for the provisions that are important to you.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters that our stockholders vote upon, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to any dividends that our board of directors may declare. Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our common stock have no preemptive rights to purchase shares of our stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to those of the holders of any shares of our preferred stock we may issue in the future.

Our common stock is represented by certificates, unless our board of directors adopts a resolution providing that some or all of our common stock shall be uncertificated. Any resolution will not apply to any shares of common stock that are already certificated until the shares are surrendered to us.

Preferred Stock

Our board of directors may, from time to time, authorize the issuance of one or more series of preferred stock without stockholder approval. We have no current intention to issue any shares of preferred stock.

One of the effects of undesignated preferred stock may be to enable our board of directors to discourage an attempt to obtain control of our Company by means of a tender offer, proxy contest, merger or otherwise. The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, or delaying or preventing a change in control without further action by the stockholders.

Limitation on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation limits the liability of directors to the fullest extent Delaware law permits. The effect of these provisions is to eliminate the rights of our Company and our stockholders, through stockholders’ derivative suits on behalf of our Company, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, our directors will be personally liable to us and our stockholders for any breach of the director’s duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Section 174 of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”) or for any transaction from which the director derived an improper personal benefit. In addition, our amended and restated certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent Delaware law permits. We have entered into indemnification agreements with our current directors and officers. We also maintain directors and officers insurance.

Corporate Opportunities

Our amended and restated certificate of incorporation provides that Goldman, Sachs & Co. and its affiliates have no obligation to offer us any opportunity to participate in business opportunities presented to any of them, even if the opportunity is one that we might reasonably have pursued, and that neither Goldman, Sachs & Co. nor its affiliates will be liable to us or our stockholders for breach of any duty by reason of any of these activities unless, in the case of any person who is a director or officer of our Company, the business opportunity is expressly offered to the director or officer in writing solely in his or her capacity as an officer or director of our Company. Stockholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation.

Business Combinations with Interested Stockholders

We have elected in our amended and restated certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any antitakeover effects of Section 203. However, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203 beginning on the date that Goldman, Sachs & Co. and its affiliates first cease to beneficially own at least 15% of our common stock. However, our amended and restated certificate of incorporation exempts Goldman, Sachs & Co. and its affiliates, and any persons to whom they sell shares of their common stock (other than persons buying shares in a registered public offering of common stock), from the effect of those provisions.

Removal of Directors; Vacancies

Our amended and restated certificate of incorporation and bylaws provide that any director or our entire board of directors may be removed with or without cause by the affirmative vote of at least 75.0% of all shares then entitled to vote at an election of directors. Our amended and restated certificate of incorporation and bylaws also provide that any vacancies on our board of directors will be filled by the affirmative vote of a majority of our board of directors then in office, even if less than a quorum, or by a sole remaining director.

Voting

Stockholders holding a majority of our common stock, present in person or by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders, except as otherwise provided under our amended and restated certificate of incorporation or under our amended and restated bylaws.

At any stockholder meeting for which notice of the meeting was delivered to stockholders prior to the date that Goldman, Sachs & Co. and its affiliates cease to beneficially own at least 15% of the outstanding shares of our common stock, directors will be elected by the affirmative vote of a plurality of the shares of our common stock present, in person or by proxy. At any stockholder meeting for which notice of the meeting was delivered to stockholders on or after the date that Goldman, Sachs & Co. and its affiliates cease to beneficially own at least 15% of the outstanding shares of our common stock, a nominee for director will be elected if the votes cast for the nominee’s election exceed the votes cast against the nominee’s election (unless the election is contested, in which case the affirmative vote of a plurality of the shares of our common stock present, in person or by proxy will decide the election). The affirmative vote of a majority of the shares of our common stock present, in person or by proxy will decide all other matters voted on by stockholders, unless the question is one upon which, by express provision of law, under our amended and restated certificate of incorporation, or under our amended and restated bylaws, a different vote is required, in which case the specific provision will control.

Action by Written Consent

Our amended and restated certificate of incorporation and bylaws provide that stockholder action cannot be taken by written consent.

Ability to Call Special Meetings

Our amended and restated certificate of incorporation and bylaws provide that special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors or by the chairman of our board of directors. Stockholders will not be permitted to call a special meeting or to require our board of directors to call a special meeting.

Amending Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation provides that our certificate of incorporation may generally be amended by the affirmative vote of a majority of our board of directors and by the affirmative vote of the majority of all shares of our stock then entitled to vote at any annual or special meeting of stockholders. However, our amended and restated certificate of incorporation also provides that the affirmative vote of at least 75.0% of the outstanding shares of our common stock is required to amend the provisions in our amended and restated certificate of incorporation relating to corporate opportunities, business combinations with significant shareholders, amendments to the amended and restated certificate of incorporation and bylaws and limitation on liability and indemnification of officers and directors.

In addition, our amended and restated certificate of incorporation and bylaws provide that our bylaws may be amended or repealed or new bylaws may be adopted by the affirmative vote of a majority of our board of directors, or, when a quorum is present at any stockholder meeting, by the affirmative vote of at least 75.0% of the voting power of our stock entitled to vote thereon.

Advance Notice Provisions for Stockholders

To nominate directors to our board of directors or bring other business before an annual meeting of our stockholders, a stockholder’s notice must be delivered to the Secretary of the Company at the principal executive offices of the Company not earlier than 120 calendar days and not later than 90 calendar days before the first anniversary of the previous year’s annual meeting of stockholders, subject to certain exceptions contained in our amended and restated bylaws. If the date of the applicable annual meeting is more than 30 days before or more than 30 days after the anniversary date, notice by a stockholder to be timely must be so delivered not earlier than 120 calendar days before the date of the annual meeting and not later than 90 calendar days before the date of the annual meeting or, if the first public announcement of the date of the annual meeting is less than 100 days prior to the date of the annual meeting, the tenth day following the date on which public announcement of the date of the meeting is first made by the Company. The adjournment or postponement of an annual meeting or the announcement shall not commence a new time period for the giving of a stockholder’s notice as described above.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “MRC.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

PLAN OF DISTRIBUTION

General

We or any selling stockholders may sell shares of our common stock covered by this prospectus from time to time using one or more of the following methods:

•	underwriters in a public offering;

•	“at the market” to or through market makers or into an existing market for the securities;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	privately negotiated transactions;

•	short sales (including short sales “against the box”);

•	through the writing or settlement of standardized or over-the-counter options or other hedging or derivative transactions, whether through an options exchange or otherwise;

•	by pledge to secure debts and other obligations;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

To the extent required by law, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. Any prospectus supplement relating to a particular offering of our common stock by us or any selling stockholders may include the following information to the extent required by law:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the purchase price of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price; and

•	any discounts or concessions allowed or reallowed or paid to dealers.

We or any selling stockholders may offer our common stock to the public through underwriting syndicates represented by managing underwriters or through underwriters without an underwriting syndicate. If underwriters are used for the sale of our common stock, the common stock will be acquired by the underwriters for their own account. The underwriters may resell the common stock in one or more transactions, including in negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. In connection with any such underwritten sale of our common stock, underwriters may receive compensation from us or any selling stockholders for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell common stock to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Such compensation may be in excess of customary discounts, concessions or commissions. Underwriting compensation will not exceed 8% for any offering under this registration statement.

If we or any selling stockholders use an underwriter or underwriters to effectuate the sale of common stock, we or any such selling stockholders will execute an underwriting agreement with those underwriters at the time of sale of those shares of common stock. To the extent required by law, the names of the underwriters will be set forth in the prospectus supplement used by the underwriters to sell those shares of common stock. Unless otherwise indicated in the prospectus supplement relating to a particular offering of common stock, the obligations of the underwriters to purchase our common stock will be subject to customary conditions precedent and the underwriters will be obligated to purchase all of the shares of our common stock offered if any of the shares of our common stock are purchased.

In effecting sales, brokers or dealers engaged by us or any selling stockholders may arrange for other brokers or dealers to participate. Broker-dealers may receive discounts, concessions or commissions from us or any selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Such compensation may be in excess of customary discounts, concessions or commissions. If dealers are utilized in the sale of securities, the names of the dealers and the terms of the transaction will be set forth in a prospectus supplement, if required.

We or any selling stockholders may also sell our common stock from time to time through agents. The applicable prospectus supplement will name any agent involved in the offer or sale of such common stock and will list commissions payable to these agents if required. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless otherwise stated in any required prospectus supplement.

We or any selling stockholders may sell shares of our common stock directly to purchasers. In this case, we or any such selling stockholders may not engage underwriters or agents in the offer and sale of such shares.

Selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of any such selling stockholders’ shares of common stock or interests therein may be “underwriters” within the meaning of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus available to any selling stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act, if applicable. If any entity is deemed an underwriter or any amounts deemed underwriting discounts and commissions, the prospectus supplement will identify the underwriter or agent and describe the compensation received from any selling stockholder.

We are not aware of any plans, arrangements or understandings between any stockholder and any underwriter, broker-dealer or agent regarding the sale of the shares of our common stock by any stockholder. We cannot assure you that any selling stockholder will sell any or all of the shares of our common stock offered by it pursuant to this prospectus. In addition, we cannot assure you that any selling stockholder will not transfer, devise or gift the shares of our common stock by other means not described in this prospectus. Moreover, shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

From time to time, any selling stockholder may pledge, hypothecate or grant a security interest in some or all of the shares owned by it. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure, be deemed to be selling stockholders. The number of a selling stockholder’s shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder’s shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

Any selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with such selling stockholder, including, without limitation, in connection with distributions of the shares by those broker-dealers. Any selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities.

A selling stockholder that is an entity may elect to make a pro rata in-kind distribution of the shares of common stock to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or shareholders would thereby receive freely tradeable shares of common stock pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the common stock acquired in the distribution. A selling stockholder that is an individual may make gifts of shares of common stock covered hereby. Such donees may use the prospectus to resell the shares or, if required by law, we may file a prospectus supplement naming such donees.

Indemnification

We or any selling stockholders may enter agreements under which underwriters, dealers and agents who participate in the distribution of our common stock may be entitled to indemnification by us or any such selling stockholders against various liabilities, including liabilities under the Securities Act, and to contribution with respect to payments which the underwriters, dealers or agents may be required to make.

Price Stabilization and Short Positions

If underwriters or dealers are used in the sale, until the distribution of the securities is completed, rules of the SEC may limit the ability of any underwriters to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters are permitted to engage in transactions that stabilize the price of the securities. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offering (that is, if they sell more securities than are set forth on the cover page of the prospectus supplement) the representatives of the underwriters may reduce that short position by purchasing securities in the open market.

We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, we make no representation that the representatives of any underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, the validity of the common stock offered by this prospectus will be passed upon by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Any underwriters will be advised about legal matters by their own counsel, which will be named in a prospectus supplement to the extent required by law.

EXPERTS

The consolidated financial statements of MRC Global Inc. as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, appearing in MRC Global Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than any portions of the respective filings that are furnished, pursuant to Item 2.02 or Item 7.01 of Current Reports on Form 8-K (including exhibits related thereto) or other applicable SEC rules, rather than filed) prior to the termination of the offering under this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2012, filed on February 22, 2013;

•	our Current Reports on Form 8-K, filed on January 3, 2013 and January 4, 2013;

•	part III of our Annual Report on Form 10-K/A for the year ended December 31, 2011, filed on October 9, 2012; and

•	the description of our common stock contained in our Registration Statement on Form 8-A, filed on March 28, 2012.

You may request a copy of any or all of the information incorporated by reference into this prospectus (other than an exhibit to the filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

MRC Global Inc.

2 Houston Center, 909 Fannin, Suite 3100

Houston, Texas 77010

Attention: Corporate Secretary

Telephone: (877) 294-7574

You should rely only on the information contained or incorporated by reference into this prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell, or soliciting an offer to buy, securities in any jurisdiction where the offer and sale is not permitted.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus is part of a registration statement we have filed with the SEC. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits. You may refer to the registration statement and the exhibits for more information about us and our securities. The registration statement and the exhibits are available at the SEC’s Public Reference Room or through its website.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 100 F Street N.E., Washington DC, 20549. You can obtain information about the operations of the SEC Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange (NYSE: MRC), and you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. General information about us, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, is available free of charge through our website at http://www.mrcglobal.com as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of these filings.

17,489,233 Shares

MRC Global Inc.

Common Stock

Barclays